VF 3-10-05

05035501

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 4 2005 WASH., D.C. 179

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-9B011290~~ 20508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Easton & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Parker Plaza
(No. and Street)

Fort Lee, New Jersey
(City) (State) (Zip Code)

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D. Benick, CPA 908-782-7300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cust, Dori & Benick
(Name — if individual, state last, first, middle name)

110 Main Street Flemington, New Jersey 08822
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven W. Hahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EASTON + CO. as of December 31, 2004, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Not Applicable

____

____

MARYLIN S. CUSH
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires August 30, 2005

[signature]
Notary Public

February 15th, 2005

[signature]
Signature

PARTNER
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EASTON & CO. AND SUBSIDIARY

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2004 AND 2003

EASTON & CO. AND SUBSIDIARY

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

CONTENTS

Cust, Dori & Benick, P.A.
Certified Public Accountants
110 Main Street, P.O. Box 372
Flemington, NJ 08822
(908) 782-7300
Fax: (908) 782-8904

Members
Division for CPA Firms
AICPA
New Jersey Society of
Certified Public Accountants
New York Society of
Certified Public Accountants

John J. Cust, Jr., CPA
Bruno N. Dori, CPA
Frank D. Benick, CPA, CVA
Michael A. Petrecca, CPA

INDEPENDENT AUDITORS' REPORT

To The Partners of
Easton & Co.

We have audited the accompanying consolidated statements of financial condition of Easton & Co. (a limited partnership) and Subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in Partners' capital, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Easton & Co. and Subsidiary as of December 31, 2004 and 2003 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Cust, Dori & Benick

January 24, 2005

EASTON & CO. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
ASSETS		
Cash and Cash Equivalents (Note 2)	$ 99,080	$ 159,147
Investments in Securities- at market (Notes 2,3,5,6 and 7)	14,385,208	14,972,392
Receivable from Clearing Brokers (Note 4)	4,535,543	4,375,412
Other Assets	918,925	938,985
TOTAL ASSETS	$ 19,938,756	$ 20,445,936

LIABILITIES AND PARTNERS' CAPITAL

	2004	2003
LIABILITIES AND PARTNERS' CAPITAL		
Securities Sold, not yet purchased - at market (Notes 2,3,5 and 6)	$ 591,318	$ 754,219
Accrued Expenses and Other Liabilities	29,481	26,770
TOTAL LIABILITIES	620,799	780,989
PARTNERS' CAPITAL	19,317,957	19,664,947
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 19,938,756	$ 20,445,936

See Independent Audit Report and Notes to Consolidated Financial Statements.

EASTON & CO. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUE		
Net Gain (Loss) from Principal Transactions in Securities (Notes 2 and 6)	$ (196,147)	$ 667,276
Interest and Dividends - Net	927,325	985,365
Commissions	32,359	84,873
Loss on Sale of Other Asset	-	(30,781)
Total Income	763,537	1,706,733
EXPENSES		
Employee Compensation and Benefits	354,544	432,184
Brokerage, Exchange and Clearance Fees	76,167	91,887
Communications	43,263	61,219
Professional Fees	89,455	75,216
Rent	52,571	58,695
Other	221,941	224,761
Total Expenses	837,941	943,962
INCOME (LOSS) BEFORE PARTNERS' SALARIES	(74,404)	762,771
PARTNERS' SALARIES	220,116	220,116
NET INCOME (LOSS)	$ (294,520)	$ 542,655

See Independent Audit Report and Notes to Consolidated Financial Statements.

EASTON & CO. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Partners' Capital at January 1,	$ 19,664,947	$ 19,254,732
Capital Withdrawals	(52,470)	(132,440)
Net Income (Loss)	(294,520)	542,655
Partners' Capital at December 31,	$ 19,317,957	$ 19,664,947

See Independent Audit Report and Notes to Consolidated Financial Statements.

EASTON & CO. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (294,520)	$ 542,655
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	16,136	27,133
Loss on Disposal of Other Asset	-	30,781
(Increase) Decrease in Operating Assets:		
Investments in Securities	587,184	(1,155,636)
Receivable from Clearing Brokers	(160,131)	(2,177,277)
Other Assets	3,924	(13,900)
Increase (Decrease) in Operating Liabilities:		
Securities Sold, not yet Purchased	(162,901)	56,276
Accrued Expenses and Other Liabilities	2,711	(5,659)
Net Cash Provided By (Used For) Operating Activities	(7,597)	(2,695,627)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Withdrawals	(52,470)	(132,440)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Other Assets	-	15,000
Acquisition of Equipment	-	(43,191)
Net Cash Provided by (Used For) Investing Activities	-	(28,191)
INCREASE (DECREASE) IN CASH	(60,067)	(2,856,258)
CASH AND CASH EQUIVALENTS		
Beginning	159,147	3,015,405
Ending	$ 99,080	$ 159,147

See Independent Audit Report and Notes to Consolidated Financial Statements.

EASTON & CO. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 ORGANIZATION

The consolidated financial statements include the accounts of Easton & Co. ("Easton") (a limited partnership) and its wholly owned subsidiary, Easton International, Inc. (collectively referred to as the "Company"). All significant intercompany account balances and transactions have been eliminated. Easton is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. and is engaged principally in trading and investing activities in securities and options.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records transactions in securities and options and the related revenue and expenses on a trade-date basis.

The preparation of financial statements in conforming with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and cash equivalents include shares of money market funds that are stated at fair value of $15,907 and $127,828 as of December 31, 2004 and 2003, respectively.

Depreciation is provided on a straight-line basis over the economic useful life of the assets.

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits.

For purposes of the consolidated statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

No provision for federal, state and local income taxes has been made since, as a partnership, the Company is not subject to income taxes. The Company's income or loss is reportable by it's Partners on their respective tax returns.

NOTE 3 SECURITIES, MUTUAL FUNDS, AND OPTIONS OWNED AND SECURITIES AND OPTIONS SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, at December 31, 2004 and 2003 consisted of the following:

	2004		2003	
	OWNED	NOT YET PURCHASED	OWNED	NOT YET PURCHASED
Government Obligations	$ 420,150	$ -	$ 2,002,500	$ -
Municipal Obligations	-	-	-	-
Corporate Obligations	1,631,435	-	1,088,097	-
Corporate Stocks	12,333,623	452,428	11,881,795	505,584
Options	-	138,890	-	248,635
Totals	$ 14,385,208	$ 591,318	$ 14,972,392	$ 754,219

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that differ from the market value reflected on the consolidated statement of financial condition.

NOTE 4 RECEIVABLE FROM CLEARING BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided primarily by one broker pursuant to a clearance agreement. Substantially all of the securities owned, securities sold, not yet purchased, and the amount receivable from clearing brokers reflected in the consolidated statement of financial condition are security positions with and amounts due from this clearing broker.

Easton has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by Easton. As of December 31, 2004, there were no amounts owed to this clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE 5 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK OR CONCENTRATIONS OF CREDIT RISK

The Company uses various financial instruments which may give rise to off-balance sheet market risk. These financial instruments include financial futures and option contracts. Risks arise in financial future contracts from potential counterparty nonperformance and from changes in the market values of the underlying instruments. Credit risk associated with these contracts is limited to amounts recorded in the consolidated statement of financial condition. On short option contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in the market values of the underlying instruments. The notional or contractual amounts presented below do not necessarily represent the amounts which are potentially subject to risk. In addition, the measurement of risk is meaningful only when all related and offsetting transactions are identified. The Company generally limits its risk by holding or purchasing offsetting positions.

A summary of open contract or notional amounts at December 31, 2004 and 2003 are as follows (in thousands):

	2004		2003	
	Purchases	Sales	Purchases	Sales
Financial Future Contracts	$ -	$ -	$ -	$ -
Options	1,143	1,815	223	2,993

NOTE 6 FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

The Company trades in a variety of derivative financial instruments. All positions are reported at market and any changes in market are reflected in net gain (loss) from principal transactions in the consolidated statement of operations as they occur.

The following table summarizes the components of net gain (loss) from principal transactions and includes the classes of financial instruments included in each category:

	Net Gains (Losses) for 2004	Net Gains (Losses) for 2003
Fixed income activities (including government, corporate and municipal bonds)	$ (157,689)	$ 86,066
Futures activities (including commodities and foreign currencies)	(52,798)	(50,937)
Equity activities (including equity shares and options)	14,340	632,147
Net Gain From Principal Transactions	$ (196,147)	$ 667,276

The amounts disclosed below represent the year-end market values of derivative financial instruments held or issued for trading purposes and the average values during the year of those instruments.

	Market Value at December 31, 2004	Average Market Value for 2004	Market Value at December 31, 2003	Average Market Value for 2003
Assets:				
Futures	$ -	$ -	$ -	$ -
Equities	-	-	-	-
Liabilities:				
Futures	-	-	-	-
Equities	138,890	116,263	248,635	201,097

NOTE 7 RELATED PARTY TRANSACTIONS

Included in investments in securities is a nonvoting interest, valued at cost of $15,000, in a clearing broker through which the Company clears its proprietary transactions.

NOTE 8 COMMITMENT

The Company has a lease extension for its office facility which is due to expire on April 30, 2006.

Future minimum lease payments, exclusive of escalation charges for the Company's prorated share of increases in real estate taxes and other operating expenses, are as follows:

Year Ending December 31,	
2005	$ 49,868
2006	16,623

NOTE 9 NET CAPITAL REQUIREMENT

As a registered broker-dealer, Easton is subject to the SEC's Uniform Net Capital Rule 15c3-1. Easton computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $250,000 or 2% of the rule 15c3-3 aggregate debit items, as defined. Net capital changes from day to day, but at December 31, 2004 Easton had net capital of $16,202,319, which exceeded its requirement of $250,000 by $15,952,319.

Pursuant to the requirements of rule 17a-5 of the SEC, the following summarizes the financial condition of the subsidiaries consolidated in the accompanying financial statements, but not consolidated in the Company's corresponding unaudited Form X-17A-5 Part IIA report filed with the SEC:

	2004	2003
Assets	$ 5,071	$ 2,068
Liabilities	-	-
Shareholder's Equity	$ 5,071	$ 2,068

EASTON & CO.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2004
Credit - Partners' Capital	$ 19,317,957
Debits:	
Nonallowable Assets:	
Investments in Subsidiaries	5,071
Nonmarketable Security	15,000
Other Assets	913,854
Total Nonallowable Assets	933,925
Other Charges	-
Total Debits	933,925
Net Capital Before Haircuts on Proprietary Positions	18,384,032
Haircuts on Proprietary Positions and Undue Concentration	2,181,713
Net Capital	16,202,319
Minimum Net Capital Requirement	250,000
Excess Net Capital	$ 15,952,319

No material differences exist between the above computation and the computation included in Easton's corresponding unaudited Form X-17A-5 Part IIA filing.

Cust, Dori & Benick, P.A.
Certified Public Accountants
110 Main Street, P.O. Box 372
Flemington, NJ 08822
(908) 782-7300
Fax: (908) 782-8904

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c 3-3

To the Partners of
Easton & Co.

In planning and performing our audit of the consolidated statement of financial condition and the related consolidated statements of income, changes in partners' capital and cash flows of Easton & Co. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons

2) Recordation of differences required by rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Easton & Co. to achieve all the divisions of duties and cross-checks generally included in an internal control structure and that, alternatively, greater reliance must be placed on supervision by management.

This report is intended solely for the use of the Partners, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and should not be used for any other purpose.

Cust, Dori & Benick

Cust, Dori & Benick, PA
Flemington, NJ 08822

January 24, 2005